STATEMENT OF FINANCIAL CONDITION

KBC Securities USA LLC

December 31, 2019

With Report of Independent Registered Public Accounting Firm

KBC Securities USA LLC

Statement of Financial Condition

Year Ended December 31, 2019

Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51529

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KBC SECURITIES USA LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1177 AVENUE OF THE AMERICAS
(No. and Street)

NEW YORK	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROSALBA RAGUSA (212) 541-0683
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CITRIN COOPERMAN & COMPANY, LLP
(Name – *if individual, state last, first, middle name*)

529 FIFTH AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROSALBA RAGUSA _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
KBC SECURITIES USA LLC _____ , as
of DECEMBER 31, _____ , 20 19 , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

GABRIELLE ANNE PAUPECK
NOTARY PUBLIC-STATE OF NEW YORK
No. 02PA6342973
Qualified in Kings County
My Commission Expires 05-31-2020


Signature

CHIEF FINANCIAL OFFICER
Title

Gabrielle Paupeck 2.27.2020
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



CITRINCOOPERMAN®

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and the Board of Directors
KBC Securities USA LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of KBC Securities USA LLC as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of KBC Securities USA LLC as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of KBC Securities USA LLC's management. Our responsibility is to express an opinion on KBC Securities USA LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to KBC Securities USA LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as KBC Securities USA LLC's auditor since 2019.
New York, New York
February 27, 2020

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004 CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

KBC Securities USA LLC
Statement of Financial Condition

December 31, 2019
(In Thousands)

Assets

Cash	$	6,230
Cash segregated in compliance with federal regulations		1,500
Receivable from Affiliate		133
Underwriting fee receivable		40
Deferred Tax Asset		133
Other assets		6
Total assets	$	8,042

Liabilities and Member's Equity

Payable to related parties:

Affiliate	$	39
Parent		36
Other liabilities and accrued expenses		134
Total liabilities		209
Member's Equity		7,833
Total liabilities and Member's Equity	$	8,042

See accompanying notes.

KBC Securities USA LLC

Notes to Statement of Financial Condition

December 31, 2019

1. Organization

KBC Securities USA LLC, (the "Company"), a Delaware limited liability company, was formed on December 8, 1998. KBC Bank NV, ("KBCBNV") is the sole member of the Company (the 'Parent"). KBC Group NV is the ultimate Parent Company of KBCBN.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is an Introducing Broker Dealer which acts as a chaperoning broker-dealer on an agency basis Pursuant to Rule 15a-6 with its foreign affiliate. The Company participates as a co-manager into the syndicated issuance of corporate and financial institution bonds when it engages in "all-or-none" economics offerings. The Company also participates in the syndicate as a co-manager in a passive role in the private placement of equity securities with no active involvement in the structuring or origination of the transaction. The Company acts on a selling agent capacity when it participates in the placement of EUR new and/or existing listed equity instruments of listed or non-listed issuers, where the participation is limited to the placement of shares only with US qualified investors.

2. Summary of Significant Accounting Policies

a) Basis of Financial Statement Presentation

The Company's Statement of Financial Condition is prepared in accordance with accounting principles generally accepted in the United States of America.

b) Leases

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842) which requires lessees to recognize all leases longer than twelve months on the balance sheet as a lease liability with a corresponding right-of-use ("ROU") asset. The lessor accounting is largely unchanged. The right-of-use asset and lease liability will initially be measured using the present value of the remaining rental payments. Operating leases will recognize straight-line expense while finance leases will recognize a front-loaded expense comprising both interest accrued on the lease liability and amortization of the right-of-use asset (similar to the existing capital lease guidance). This ASU requires leases to be classified as finance or operating using principles similar to existing lease accounting, but eliminates the 'bright line' classification tests. The classification will affect the pattern and classification of expense recognition in the Statement of Operations. Additionally, certain quantitative and qualitative disclosures will be required. The FASB has subsequently issued additional ASUs (ASU 2018-1, 2018-10 and 2018-11) relating to land easement practical expedient, clarifying guidance on several aspects of the issued standard and an optional transitional relief.

b) Leases (cont.)

The amendments in ASU 842 are effective for public companies beginning January 1, 2019. The Company has an expense sharing agreement with its Parent which governs the allocation of expenses with respect to rent for office. The Company has assessed this arrangement related to the utilization of the respective office space and has determined that the expense sharing agreement is not within the scope of the new guidance.

c) Revenue and Expense Recognition

The Company recognizes revenue in accordance with FASB ASC ("Topic 606"). Topic 606 requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company's contracts are wholly in scope of Topic 606. Each transaction is considered to be a single performance obligation. Commissions consists of 15a-6 transactions, there are no variable elements in each contract. Commissions earned for acting as a chaperoning broker dealer for its affiliate are recorded on a trade date basis as securities transactions occur. Underwriting fees consist of bonds economics/equity private placement transactions and equity capital markets transactions there is a variable element in the contract whereby success fees are dictated by the fee structure and the amount expected to earn are based on the total placement by the Company.

The Company when participating in bonds economics/equity private placement transactions the entire issue must be sold or the offering is void. With this arrangement the lead underwriter has the ability to cancel the offering if the entire issue is not sold. Fee revenue relating to underwriting commitments is recorded when all significant items relating to the underwriting cycle have been completed and the amount of the underwriting revenue has been determined. These fees are non-recurring in nature, and are recognized on a trade date basis.

d) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles which requires management to use its judgment in making certain estimates. Such estimates may differ from the amounts ultimately realized due to uncertainties inherent in any such estimation process.

4

e) Income Taxes

The Company is a single member limited liability company that is treated as a disregarded entity for U.S. Federal income tax purposes and included in the Federal, New York State and New York City income tax returns of the Parent Company. Current and deferred taxes are allocated to the Company under the "benefits for loss" method. Under this method, the company is assumed to file separate returns with the taxing authority, thereby reporting their share of taxable income or loss which is then settled as an intercompany transaction with the Parent Company.

ASC No. 740 clarifies the accounting for uncertainty in income taxes by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC No. 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company accounts for interest and penalties as a component of income tax expense. At December 31, 2019, management has determined that the Company had no uncertain tax positions that would require financial statement recognition.

State and Local Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that some portion or the entire deferred tax asset will not be realized.

f) Other

The Company follows FASB ASC No. 450, *Contingencies* which recognizes the contingency when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated.

The Company translates its foreign currency denominated assets and liabilities at the current exchange rate at the Statement of Financial Condition date.

Transactions that are denominated in foreign currencies are translated into United States dollar amounts at the prevailing rates of exchange at the transaction date.

3. Cash and Cash Segregated in Compliance with Federal Regulations

The Company reflects cash on deposit held at a bank in the amount of $6,229,951. The Company maintains a segregated account at the same bank in the amount of $1,500,059 pursuant to Rule 15c3-3. The Company maintains these accounts at a financial institution. At time, cash may be uninsured or in deposit accounts that exceed the Federal Deposit Insurance Limit. At December 31, 2019 the amounts in excess of these limits are $7,230,010.

4. Revenue Recognition

The Company participates as a co-manager into the syndicated issuance of Corporate and Financial Institution Bonds when it engages in "all-or-none" economics offerings. At December 31, 2019, the Company reported $8,925 as Receivable from Affiliate, and $39,791 as Underwriting fee receivables from third parties in its Statement of Financial Condition.

5. Related-Party Transactions

The Company acts as a chaperoning broker dealer for KBC Securities NV ("KBCS"), a foreign affiliate of the Company, in certain transactions with customers, pursuant to Rule 15a-6 and earns commission. The Company and KBCS provide to each other certain support and other services for which they compensate each other pursuant to service agreements. At December 31, 2019, the Company reported $123,757 and $4,487 as Receivables from and Payable to related parties Affiliate respectively relating to this arrangement. Any such balance is payable on demand and is paid in the normal course of business.

The Company has an expense sharing agreement with KBCS, which governs the allocation of expenses between the Company and KBCS with respect to the global system infrastructure operated and maintained by KBCS which is used by the Company. At December 31, 2019, the Company reported $28,156 as Payable to related parties Affiliate relating to this arrangement in the Statement of Financial Condition. Any such balance is payable on demand and is paid in the normal course of business.

The Company has an expense sharing agreement with KBCBNV, a Belgian company, acting through its New York Branch ("KBCNY"), which governs the allocation of expenses between the Company and KBCNY with respect to the shared resources such as rent for office space and costs of shared personnel and equipment. In addition, KBCNY pays all of the Company's own direct expenses, with the exception of payroll, on behalf of the Company and is reimbursed by the Company. At December 31, 2019, the Company reported $36,557 as Payable to related parties Parent in the Statement of Financial Condition. Any such balance is payable on demand and is paid in the normal course of business.

At December 31, 2017 the Company entered into a tax sharing agreement whereby KBCBNV would utilize the Company's prior years NOLs for the reduction of federal tax payable.

The accompanying Statement of Financial Condition is not necessarily indicative of the Company's financial condition had the Company been operated as an unaffiliated entity.

6. Net Capital and Other Regulatory Requirements

As a registered broker-dealer and a member of FINRA, the Company is subject to Rule 15c3-1 of the SEC, which specifies uniform net capital requirements for its registrants. The Company has elected the alternative net capital method permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined. At December 31, 2019, the Company's net capital was $7,371,449, which exceeds the minimum requirement by $7,121,449.

With respect to delivery-versus-payment and receipt-versus-payment transactions in foreign securities for which the Company acts as a chaperoning broker dealer for KBCS, the Company is subject to Rule 15c3-3 of the SEC as required under Rule 15a-6 of the SEC and relevant interpretations thereof Although the Company maintains approximately $1,500,059 as Cash segregated in compliance with Rule 15c3-3 of the SEC.

Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory bodies.

7. Defined Contribution Plan

The Parent of the Company maintains a 401(k) defined contribution plan covering all eligible employees of the Parent and the Company. Participants are permitted, within limitations imposed by tax law, to make pretax contributions to the plan. The Parent's contributions to the plan are based on employee contributions and compensation.

8. Income Taxes

Federal deferred income tax assets reflects the amount of NOL carry forwards at the applicable rate.

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the carrying amounts used for income tax purposes.

8. Income Taxes (continued)

The net deferred tax assets at December 31, 2019 consist of:

	Deferred Tax Assets	Valuation Allowance	Net Deferred Tax Assets
	(In Thousands)		
Federal	$ 141	$ —	$ 141
State and local	2,722	(2,722)	—
Total	$ 2,863	$ (2,722)	$ 141

The Company is a single member limited liability company which is included in the tax returns of its Parent. Therefore, the Parent Company is able to utilize the Company's tax attributes in the consolidated Federal tax return. The Company's effective tax rate of 25.37% is different from the U.S. Federal statutory rate of 21% due to the utilization of all of the Company's federal net operating loss carryovers by its Parent, the change in the Company's valuation allowance, state and local rate changes, and other permanent differences.

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the carrying amounts used for income tax purposes. The Company's deferred tax assets at December 31, 2019 consist primarily of U.S. Federal, State and Local net operating loss carryovers. As of December 31, 2019, the Company had net operating loss carryovers of $631,424, $41,545,572, and $9,061,451 for U.S. Federal, State and Local tax purposes respectively.

The Company maintains a full valuation allowance against its State and Local deferred tax assets to reduce its deferred tax assets to amounts management believes are more likely than not to be realized. In assessing the need for a valuation allowance, the Company considers all positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial performance.